## Contact

www.linkedin.com/in/dennis-underwood (LinkedIn)
www.cybercrucible.com (Company)

## Top Skills

Java
Software Engineering
Security Clearance

## Patents

A SYSTEM AND METHOD FOR NETWORK INTRUSION DETECTION OF COVERT CHANNELS BASED ON OFF-LINE NETWORK TRAFFIC

A SYSTEM AND METHOD FOR NETWORK INTRUSION DETECTION OF COVERT CHANNELS BASED ON OFF-LINE NETWORK TRAFFIC

Systems and Methods for RansomWare Detection and Mitigation

A SYSTEM AND METHOD FOR NETWORK INTRUSION DETECTION OF COVERT CHANNELS BASED ON OFF-LINE NETWORK TRAFFIC

SYSTEM AND METHOD FOR HIGHLY EFFICIENT INFORMATION FLOW USING NATURAL LANGUAGE PROCESSING AND SPEECH RECOGNITION

# Dennis Underwood

CEO @ Cyber Crucible, Inc. | Information Security and Privacy | Cyber Operations Automation Expert | Inventor
Greater Pittsburgh Region

## Summary

At Cyber Crucible, Inc., we specialize in pioneering hyper-automated solutions to prevent data and digital identity theft, as well as ransomware encryption. With a focus on cybersecurity and network security, my role involves steering our team towards innovative approaches that address complex security challenges.

My expertise in information security is grounded in practical experience, and I am dedicated to developing novel, value-enabling methods for threat hunting and cryptography. Together with my team, we are committed to enhancing the cyber defense mechanisms and ensuring robust protection for our clients.

## Experience

**Cyber Crucible, Inc.**
CEO
December 2014 - Present (10 years 2 months)
Pittsburgh, Pennsylvania, United States

**Cyber Delivered LLC**
Owner
February 2014 - Present (11 years)

**Fortego, LLC**
Cybersecurity
December 2012 - April 2014 (1 year 5 months)

**CyberPoint International**
Cybersecurity
May 2011 - December 2012 (1 year 8 months)

**United States Department of Defense**
Supervisory/Lead Cybersecurity Analyst

May 2007 - May 2011 (4 years 1 month)

Sole Proprietor
IT and Security Consultant
January 2002 - May 2007 (5 years 5 months)

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# Education

## University of North Carolina at Charlotte
Graduate Certificate, Information Security and Privacy · (2007 - 2008)

## University of North Carolina at Charlotte
M.S. Information Technology, Information Assurance and
Privacy · (2006 - 2008)